EXHIBIT 21.1

LIST OF SUBSIDIARIES OF SRA INTERNATIONAL, INC.

Subsidiary Name	State/Country of Organization

Touchstone Consulting Group, Inc.	Virginia
Platinum Solution, Inc.	Virginia
Sentech, Inc.	Maryland
Constella Group, LLC	North Carolina
Era Systems, LLC	Delaware
Rannoch CZ s.r.o.*	Czech Republic
SRA Global Clinical Development Holdings Limited*	United Kingdom
SRA Global Clinical Development Limited*	United Kingdom
SRA Global Clinical Development s.a.r.l.*	France
SRA Global Clinical Development GmbH*	Germany

*indirect subsidiary